September 16, 2009

Mr. Patrick Gilmore

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Artificial Life, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Filed August 12, 2009

File No. 000-25075

Dear Mr. Gilmore,

This letter provides responses to the comments contained in your letter of August 19, 2009, regarding the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended June 30, 2009.  These responses are numbered in accordance with the numbered comments contained in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

Comment

We note that you provide no substantive discussion of cash flows from operating activities.  In this regard, we note that there were material changes in several working capital line items, but you have not disclosed why these changes occurred and how they impacted operating cash flow.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect cash flows.  Please tell us how you considered the guidance in SectionIV.B.1 of SEC Release 33-8350

Response

The Company believes that the significant drivers of its operating cash flows, aside from net income explained in our discussion of results of operations, are timing differences associated with the collection of accounts receivable plus changes in depreciation and amortization expense which result from our investment in license rights and fixed assets.

With respect to changes in cash flows from operating activities resulting from an increase in accounts receivable, the terms of our accounts receivable remained unchanged for the year ended December 31, 2008.  The increase in accounts receivable at December 31, 2008 compared to December 31, 2007 is primarily due to the growth in revenue during the year.  The Company also extends credit to certain customers in the normal course of business and generally does not require collateral.  Hence these changes are neither the result of any fundamental change in the underlying business model, nor a change in the quality of our accounts receivable during the periods covered.

With respect to changes in cash flows from operating activities resulting from investments in license rights and fixed assets (depreciation and amortization expense), we believe we address the underlying drivers of those changes in discussion in the MD&A regarding investing activities.  Nonetheless, the Company acknowledges that additional disclosure in the MD&A regarding the underlying reasons for changes in working capital items that affect operating cash flows would be helpful to enhance a readers' understanding of our cash flow position.

In future filings, the Company will expand its discussion of the underlying drivers and material factors relating to its operating cash flows in light of the Staff’s comment and the guidance in Section IV.B.1. of SEC Release 33-8350.  It should also be noted that in the Form 10-Q recently filed for the quarter ended June 30, 2009, we provided additional disclosure regarding the underlying drivers related to our operating cash flows.

Item 8. Financial Statements and Supplementary Data

Note 5. Notes Payable and Extinguishment of Liabilities

Extinguishment of Liabilities, page F-13

Comment

We note you recorded gains on the extinguishment of certain liabilities during the fiscal years ended December 31, 2008 and 2007.  Please tell us more about the nature of these payables and how you determined that you were legally released from such obligations.

Response

During the fiscal years ended December 31, 2007 and 2008, the Company extinguished liabilities of approximately $685,000 and $48,000, respectively.  These payables represented unsecured liabilities that had been recorded in 2002 and 2001, and related to operating expenses recorded by the Company’s subsidiary Artificial Life USA, Inc. in those respective periods.  These accrued expenses included general business expenses such as public relations expenses, telecommunications, professional service fees, computing outlays, office supplies, etc.  Artificial Life USA, Inc. has been inactive since 2002.

Through the date of extinguishment, no correspondence, communications, judgments or other actions had been made against Artificial Life USA, Inc. or the Company by these vendors.  The Company consulted with its legal counsel with regard to the applicable statute of limitations regarding the Company’s obligations concerning these liabilities.  Based on these consultations and the advice of our legal counsel, we determined that the Company was legally released from these liabilities; and therefore, pursuant to SFAS No. 140, the Company recorded the extinguishment of these amounts.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 1. Financial Statements

Note 3. Customer Concentration, page 9

Comment

We note that during fiscal 2009 you began granting extended payment terms to certain customers. Please tell us how you have considered the collectibility criteria and the fixed or determinable criteria with paragraphs 8 and 27-29 of SOP 97-2. As part of your response, tell us whether you have successfully collected under the original terms of the agreements that provided for extended payment terms.

Response

The Company granted extended payment terms to certain customers during fiscal 2009.  In extending these payment terms, the Company reevaluated all four revenue recognition criteria outlined in paragraph 8 of SOP 97-2, and believes that all four criteria were, and remain satisfied.  The Company considered the fixed or determinable criteria and the collectability criteria in these arrangements, as follows:

The fee is fixed or determinable

Although these extended payment terms were for a period of less than 12 months (180 days), the Company assessed their effects on the fixed or determinable aspect of the fee.  The Company understands that given the susceptibility of software to significant external factors (in particular, technological obsolescence), the likelihood of vendor refunds or concessions is greater in an arrangement with extended payment terms than in an arrangement without extended payment terms.  In addition, the Company understands that if payment of a significant portion of a licensing fee is not due until after the expiration of the license or more than 12 months after delivery, the fee should be presumed not to be fixed or determinable.

Based on its assessment, the Company determined that in these arrangements, the fee was fixed or determinable, based on the following:

a.

The extended payment terms do not extend beyond twelve months after delivery of the license, and do not extend past the expiration of the license.  At June 30, 2009, the average age of accounts receivable from all customers was 104 days, and the average age of receivables from customers for which the Company granted extended payment terms was 130 days.

b.

The Company does not anticipate any technological obsolescence or reduction in the products’ continuing value to the customer during the extended payment terms.

c.

The Company has, on occasion in the past, granted extended payment terms, and has successfully collected under the original terms of the agreements, without providing any concessions.

Collectability is probable

The Company evaluated and determined that collection was probable for its arrangements with extended payment terms.  For the customers to whom extended payment terms were granted, the Company evaluated the creditworthiness of these customers and also considered their past payment history.  Historically, and through the date of this letter, the Company has not incurred any bad debt experience on these customers for which the Company granted extended payment terms in 2009. Credit availability and credit file information are reviewed and adjusted periodically to ensure that credit levels extended remain appropriate.

We acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,

/s/ Eberhard Schoneburg

Eberhard Schoneburg

Chief Executive Officer

Artificial Life, Inc.